Exhibit 21.01

BIGLARI HOLDINGS INC.

Subsidiaries	Jurisdiction of Incorporation or Organization
First Guard Insurance Company	Arizona
Maxim Inc.	Delaware
Steak n Shake Inc.	Indiana
Southern Oil Company	Delaware
Southern Pioneer Property and Casualty Insurance Company	Arkansas
Western Sizzlin Corporation	Delaware